SEC FILE NUMBER 001-13533
CUSIP NUMBER 66989V107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Novation Companies, Inc.
Full Name of Registrant
Former Name if Applicable 2114 Central Street, Suite 600
Address of Principal Executive Office (Street and Number) Kansas City, MO 64108
City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Novation Companies, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Report”) without unreasonable effort or expense due to delays in obtaining and compiling information for inclusion in the Report.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Rodney E. Schwatken	(816)	237-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations to be included in the Report will be significantly different from the corresponding periods for the last fiscal year, primarily as a result of the Company’s sale of its equity interest in StreetLinks LLC (“StreetLinks”) in April 2014, completion of its work under the transition services agreement entered into in connection with the sale of StreetLinks, and additional costs in connection with the operation of Corvisa LLC. These developments have been discussed in detail in the Company’s previous periodic reports filed following the sale of StreetLinks.

Novation Companies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2015	By	/s/ Rodney E. Schwatken
Name: Rodney E. Schwatken Title: Chief Executive Officer